TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

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FILE NO. 82-4837

02060913

November 28, 2002

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

1. June 10, 2002 — Notice of Temporary Sale and Purchase of Shares (with English translation)

2. June 11, 2002 — Notice of Change in the Major and Largest Shareholder (with English translation)

3. June 13, 2002 — Notice of Issuance of ¥10 Billion 29th Unsecured Straight Bonds (with English translation)

4. June 25, 2002 — Notice of Determination on Particulars for Issuance of Stock Option (New Share Subscription Rights) (with English translation)

5. July 1, 2002 — Notice of Determination on Particulars for Issuance of Stock Option (New Share Subscription Rights) (with English translation)

6. July 19, 2002 — Notice of Issuance of ¥10 Billion 30th Unsecured Straight Bonds (with English translation)

7. Annual Report 2002

Yours truly,

Ken Takahashi

Encls.

cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

FILE NO. 82-4837

No. 1

(Translation)

NEWS RELEASE

PROMISE

June 10, 2002

Dear Sirs:

315-24, Aza-Osatsunai, Urausu-cho, Kabato-gun, Hokkaido

Ryoichi Jinnai
(Honorary Chairman, Promise Co., Ltd.)

Inquiries shall be directed to: Masahiko Murakami
Manager,
General Affairs Division
Promise Co., Ltd.
(Tel: 03-3213-5055)

Notice of Temporary Sale and Purchase of Shares

Pursuant to Article 167 Section 4 of the Securities Exchange Law, notice is hereby given that today the following person decided to sell shares of Promise Co., Ltd. currently held by him on June 10, 2002, and then to repurchase such shares on June 11, 2002.

Description

Name	Number of voting rights purchased	Ratio to the number of voting rights of all shareholders	Address
Ryoichi Jinnai	150,000	11.95%	315-24, Aza-Osatsunai, Urausu-cho, Kabato-gun, Hokkaido

- END -

FILE NO. 82-4837

No. 2

(Excerpt translation)

02 DEC 10 AM 10: 01

NEWS RELEASE

PROMISE

June 11, 2002

Dear Sirs:

Name of company:	Promise Co., Ltd.
Name of representative:	Hiroki Jinnai President and Representative Director

(Code No. 8574: The first section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Yoshiyuki Tateishi General Manager, Public Relations Department Tel: (03) 3213-2545

Notice of Change in the Major and Largest Shareholder

Notice is hereby given that as of June 11, 2002, there occurred a change in the major and largest shareholder of Promise Co., Ltd. (the "Company") as described below:

Description

1. Reason for change

On June 11, 2002, sale of shares by The Nomura Securities Co., Ltd., the major and largest shareholder of the Company, and purchase thereof by Ryoichi Jinnai, the Honorary Chairman of the Company, were reported. Hence, there occurred change in the major and largest shareholder as follows.

2. Names, etc. of such shareholders:

Name	Address or location of head office	Representative business
Junichi Ujiie President and Director The Nomura Securities Co., Ltd.	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo	Securities
Ryoichi Jinnai	315-24, Aza-Osatsunai, Urausu-cho, Kabato-gun, Hokkaido	Honorary Chairman Promise Co., Ltd.

3. Number of voting rights owned by the relevant shareholders and their ratios to voting rights of all shareholders before and after the change

The Nomura Securities Co., Ltd.	Number of voting rights owned	Ratio to voting rights of all shareholders	Rank among major shareholders
Before the change (June 10, 2002)	151,341	12.05%	1st
After the change (June 11, 2002)	1,341	0.11%	-

Ryoichi Jinnai	Number of voting rights owned	Ratio to voting rights of all shareholders	Rank among major shareholders
Before the change (June 10, 2002)	0	0.00	-
After the change (June 11, 2002)	150,000	11.95%	1st

4. Future outlook

Mr. Ryoichi Jinnai, the Honorary Chairman of the Company, intends to hold such shares for a long period of time as a stable shareholder.

- END -

(Excerpt translation)

NEWS RELEASE

PROMISE

June 13, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
General Manager,
Public Relations Department
Tel: (03) 3213-2545
Fax: (03) 3215-7249

Notice of Issuance of ¥10 Billion 29th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. Thus, the Company has determined to issue ¥10 billion domestic unsecured straight bonds (due in seven years).

As a result of the above mentioned issuance, the amount of bonds of the Company issued and outstanding will be ¥330 billion of domestic straight bonds (including ¥20 billion issued during the current business term).

Description

(Translation omitted)

- END -

FILE NO. 82-4837

No. 4

(Excerpt translation)

NEWS RELEASE

PROMISE

June 25, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
General Manager,
Public Relations Department
Tel: 03-3213-2545
Fax: 03-3215-7249

Notice of Determination on Particulars for Issuance of Stock Option (New Share Subscription Rights)

Notice is hereby given that, with respect to new share subscription rights to be issued as stock option pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, the undetermined portion of particulars for issuance thereof which had been resolved at the meeting of the Board of Directors of the Company held on April 25, 2002 was determined as described below:

Description

1. Date of issuance of new share subscription rights: July 1, 2002
2. Number of new share subscription rights to be issued: 14,537 rights
3. Class and number of shares to be issued upon exercise of new share subscription rights: 726,850 shares

* The amount to be paid in upon exercise of new share subscription rights, the total issue price of shares to be issued upon exercise of new share subscription rights and portion of issue price of share certificates to be capitalized upon issuance of such share certificates by way of exercise of new share subscription rights shall be notified after determination thereof.

[Reference]

(1) The date of resolution of the Board of Directors for the submission of the proposition to the Ordinary General Meetings of Shareholders	April 25, 2002
(2) The date of resolution of the Ordinary General Meetings of Shareholders:	June 25, 2002

- END -

FILE NO. 82-4837

No. 5

(Excerpt translation)

NEWS RELEASE **PROMISE**

July 1, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
General Manager,
Public Relations Department
Tel: 03-3213-2545
Fax: 03-3215-7249

Notice of Determination on Particulars for Issuance of Stock Option (New Share Subscription Rights)

Notice is hereby given that, with respect to new share subscription rights to be issued as stock option pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, the undetermined portion of particulars for issuance thereof which had been resolved at the meeting of the Board of Directors of the Company held on April 25, 2002 was determined as described below:

Description

1. Amount to be paid in upon exercise of new share subscription rights: ¥6,273
2. Total issue price of shares to be issued upon exercise of new share subscription rights: ¥4,559,530,050

3. Portion of issue price of share certificates to be capitalized upon issuance of such share certificates by way of exercise of new share subscription rights: ¥3,137

[Reference]

(1) The date of resolution of the Board of Directors for the submission of the proposition to the Ordinary General Meeting of Shareholders April 25, 2002

(2) The date of resolution at the Ordinary General Meeting of Shareholders: June 25, 2002

- END -

(Excerpt translation)

NEWS RELEASE

PROMISE

July 19, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer
General Manager,
Public Relations Department
Tel: (03) 3213-2545

Notice of Issuance of ¥10 Billion 30th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. Thus, the Company has determined to issue ¥10 billion domestic unsecured straight bonds (due in eight years).

As a result of the above mentioned issuance, the amount of bonds of the Company issued and outstanding will be ¥330 billion of domestic straight bonds (including ¥30 billion issued during the current business term).

Description

(Translation omitted)

- END -